SHININGBANK
Energy Ltd.


06019514

December 19, 2006


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SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated February 22, 2006 (Shiningbank Energy announces 2005 Income Tax Information for U.S. Investors)
2. Press Release dated December 18, 2006 (Shiningbank Energy announces U.S. Income Tax Status)

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

dly 12/22

H:\SEC\Cover Ltr 2006-12-19.DOC

1400, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 Telephone: (403) 268-7477 Fax: (403) 268-7499


SHININGBANK
Energy Income Fund


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February 22, 2006

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES 2005 INCOME TAX INFORMATION FOR U.S. INVESTORS

The following information is being provided to assist U.S. unitholders of Shiningbank Energy Income Fund in reporting distributions received from Shiningbank during 2005 on their Internal Revenue Service ("IRS"), U.S. Individual Income Tax Return ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of Shiningbank units. Holders or potential holders of Shiningbank units should consult their own legal and tax advisors as to their particular tax consequences of holding Shiningbank units. Shiningbank has not received an IRS letter ruling or a formal tax opinion from its tax advisors on these matters.

Qualified Dividends

In consultation with its U.S. tax advisors, Shiningank believes that its units should be classified as equity in a corporation and that distributions paid to U.S. unitholders should be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2005 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where Shiningbank units are held within a qualified retirement plan.

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. unitholders, **86.79%** should be reported as "qualified dividends" and **13.21%** should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units).

Canadian Government Withholding Tax

Shiningbank's distributions are subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being made to U.S. unitholders. Where units are held in a cash account, we believe the full amount of the withholding tax should be creditable as a Foreign Tax Credit, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld.

Information regarding the amount of Canadian tax withheld in 2005 should be determined from your own records or through your stockbroker or other intermediary; it is not available from Shiningbank.

Where trust units are held in a qualified retirement plan, the same withholding taxes apply but the amount withheld is not creditable for U.S. tax purposes.

Form 1099-DIV - Dividends and Distributions

U.S. unitholders, who hold their Shiningbank units through a stockbroker or other intermediary, should receive tax reporting information from their stockbroker or other intermediary. This is typically a Form 1099-DIV or a substitute form developed internally for the broker or intermediary. Shiningbank is not required to, nor is it able to, furnish unitholders with a Form 1099-DIV.

Information on the Form 1099-DIV issued by the broker or other intermediary may not accurately reflect the information in this press release, for a variety of reasons, and the broker or intermediary may not be required to issue an amended Form 1099-DIV. Investors should consult with their broker and tax advisor to ensure that the information presented in this press release is accurately reflected on their tax return.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator


SHININGBANK
Energy Income Fund

December 18, 2006 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces U.S. Income Tax Status

The following information is being provided to assist individual U.S. unitholders of Shiningbank Energy Income Fund (the "Fund") in reporting distributions received from the Fund during 2006 on their U.S. Individual Income Tax Return (Form 1040).

This summary is not exhaustive of all possible U.S. income tax considerations and is provided as a general guideline only. Unitholders of the Fund should consult their own legal and tax advisors regarding their individual tax consequences.

Qualified Dividends

In consultation with its U.S. tax advisors, Shiningbank believes that its trust units should be properly classified as equity in a corporation, rather than debt. Therefore, distributions paid to individual U.S. unitholders should be considered "qualified dividends" for U.S. federal income tax purposes. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, "qualified dividends" should qualify for the reduced rate of tax applicable to long-term capital gains. Investors should consult with their tax advisors to ensure that their individual tax situation is considered before making any decisions. Further information regarding 2006 distributions, including the percentage that should be reported as "qualified dividends", will be announced in February 2007.

The Fund has not received a letter ruling from the Internal Revenue Service or a tax opinion from its tax advisors on these matters.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator


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